Filed by The NASDAQ OMX Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

NYSE Euronext

(Commission File No. 001-33392)

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and IntercontinentalExchange caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and IntercontinentalExchange’s control. These factors include, but are not limited to, NASDAQ OMX’s and IntercontinentalExchange’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and IntercontinentalExchange’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) IntercontinentalExchange’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on IntercontinentalExchange’s website at http://theice.com. NASDAQ OMX’s and IntercontinentalExchange’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, IntercontinentalExchange and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or IntercontinentalExchange will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and IntercontinentalExchange undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, IntercontinentalExchange and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, INTERCONTINENTALEXCHANGE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, IntercontinentalExchange and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or IntercontinentalExchange, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations, or by emailing a request to ir@theice.com, in the case of IntercontinentalExchange’s filings.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, IntercontinentalExchange, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, NASDAQ OMX’s proxy statement, filed with the SEC on April 16, 2010 for its 2010 annual meeting of stockholders, and NASDAQ OMX’s current reports on Form 8-K, filed on February 14, 2011 and February 24, 2011.

You can find information about IntercontinentalExchange and IntercontinentalExchange’s directors and executive officers in IntercontinentalExchange’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, IntercontinentalExchange’s current report on Form 8-K filed on March 7, 2011 and IntercontinentalExchange’s proxy statement for its 2010 annual meeting of stockholders, filed with the SEC on April 5, 2010.

Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.

TRANSCRIPT OF THE US MEDIA CONFERENCE CALL HELD AT 10:00 A.M. EASTERN TIME/7:00 A.M. PACIFIC TIME ON APRIL 1, 2011.

NASDAQ & ICE - US Media

Moderator: TBD

April 1, 2011

10:00 AM ET

Operator:	Good day, ladies and gentlemen and welcome to the NASDAQ OMX and ICE joint proposal for NYSE Euronext conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the conference, please press star then zero on your touchtone telephone. As a reminder, this conference call is being recorded.

I would now like to introduce your host for today’s conference, Frank De Maria, Head of Corporate Communications.

Frank De Maria:	Thanks all for joining. Sorry we’re running a little bit late. What we wanted to do on this call is just actually give you a chance to ask questions. I know you’ve all seen the announcement out this morning. In the room is Bob Greifeld, CEO of NASDAQ OMX and Jeff Sprecher, the Chairman and CEO of Intercontinental Exchange. So what I think we’ll do, Operator, now is just allow people to get in the queue for questions and we’ll just take them one at a time, but keeping it to one question at a time.

Operator:	Thank you. If you have a question at this time, please press star then one on your touchtone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. And again, please limit yourself to one question and re-enter the queue for a follow-up.

And our first question comes from Aaron Elstein with Crain’s New York.

Aaron Elstein:	Good morning. I saw that the proposed name for this company is NASDAQ NYSE Euronext. And I remember Chuck Schumer saying that in any merger with the New York Stock Exchange, the New York name must come first. So I was wondering would you consider changing the name to satisfy the folks in Washington?

Frank De Maria:	Well, one is we think the name is a proper name. And we will keep the floor of the New York Stock Exchange and the market will be called the New York Stock Exchange so I think those steps will be positively received by all.

Operator:	And our next question comes from Bob Pisani with CNBC.

Bob Pisani:	[Laurie] said that you don’t have any plans to close the floor, but there’s a lot of skepticism about that. I guess the question is with $740 million in synergies that you’ve identified, can you lay that out for us? How could you not close the floor with a number that’s that large?

NASDAQ & ICE - US Media

Moderator: TBD

4/1/2011 - 10:00 AM ET

Confirmation # 56990088

Frank De Maria:	Okay, Bob good to have you on the phone. And certainly we want the floor there and we want you on the floor. Let me make that clear. And so there should be no skepticism about that statement. It’s pretty clear and pretty direct. And with respect to synergies, as I’ve said before, the synergies comes from consolidating the platforms. And we have the ability now to process every transaction on a given set of computers that exist today. And so Bob, you can imagine what kind of synergy lever that does create. So that’s the fundamental driver.

Operator:	And next on the line we have Jonathan Spicer with Reuters.

Jonathan Spicer:	Maybe taking the global look at this, Europeans, particularly European regulators were anticipating to be in a strong position after the Deutsche Boerse NYSE deal, especially going forward as there’s more consolidation in the industry. I’m just wondering how you will go into Europe and convince France and others about this deal given this perception that Americans will run so many of the markets over there and they are — we’re sort of looking at this possibility of being in the strong position, which is now gone.

Frank De Maria:	Well, I think one is you have to look to our track record. And when we did the transaction with OMX we took a fundamentally different approach to what we saw with NYSE Euronext. So in the OMX transaction we wanted to make sure that we strengthened the Nordics and ensured that it had the power to attract the global players into the marketplace. So we have built out the data center, we have global players who were not in Stockholm, were not in Copenhagen, now have operations there to interact with the Nordic markets. And that’s what we’ll do as part of this transaction to make sure we strengthen the Euronext part of the operation. And what we will do is ensure that there’s not a sucking sound to London.

Unidentified Participant:	And Jonathan, let me just — in fact it’s probably a little more obvious on the derivative side that ICE would be involved in. We would be creating a very strong global derivatives player, but not creating a European monopoly. And we would also be bringing essentially a new asset class interest rates and hopefully the related OTC interest rate clearing into a new clearinghouse, so creating further competition for clearing in Europe. So we think that the derivatives piece will certainly be well received and be pro competitive.

Operator:	Our next question comes from Hall Weitzman with Financial Times.

Hall Weitzman:	Good morning. Jeff, a question for you. This bid has been baking for a while and there’s a perception that you perhaps weren’t as gung-ho about it as Bob was. What concerns did you have, do you have? And what risks do you see?

Jeff Sprecher:	Well, anything we work on we want to be successful. And so what Bob and I have done, literally over at least of the last month is really spend a tremendous amount of time, more than you would think, and certainly more than has been reported, we’ve spent a tremendous amount of time together trying to understand the businesses that we would be acquiring and really determining whether or not we can execute this, both from a shareholder standpoint and from a regulator standpoint, and ultimately our customers.

And I have become convinced over that period of time that this is the right thing for the markets and the right thing for the ICE shareholders and customers. Bob, I assume I’m speaking for you when I say this.

NASDAQ & ICE - US Media

Moderator: TBD

4/1/2011 - 10:00 AM ET

Confirmation # 56990088

Bob Greifeld:	You definitely are and it’s been, as I said in my remarks during the investor call, an interesting and I think fruitful month. And I think we both became more and more convinced that we had the right partners. Jeff’s track record is certainly superb and that at the end of the day is going to make our bid compelling, our ability to actually do what we said. And the best way to judge that is just to look to past actions. And just past actions NASDAQ OMX has been nothing but that of a very successful and experienced operator and we look forward to working on that together on this bid.

Operator:	Our next question comes from Jacob Bunge with Dow Jones.

Jacob Bunge:	Hi guys. The question of the break up fee came up quick during the analyst call. And it was said that you had decided who’s going to pay what, but it wasn’t said how that’s going to be split, if it’s going to split who pays. Can you tell us who’s going to pay what on that?

Frank De Maria:	Well, the first thing I would say is I thought it was a gift to Deutsche Boerse to have such a large break up fee in there. And understand that the breakup fee, it’s not a monolithic concept. There’s all different scenarios that could come to play and that will impact on whether or not there is a breakup fee. I think beyond that we’re not commenting. Jeff?

Jeff Sprecher:	Yes, and I may have said something in jest, but the reality is we’ve spent literally weeks and weeks and weeks going through numbers and business units, and figuring out how to allocate them in a joint bid. I don’t know if it was apparent to you, but NASDAQ and ICE have entered into a partnership agreement. And that agreement covers our joint bid and how we would operate ourselves during this process and ultimately how we would split the businesses. So all of the dollars, euros, pounds have been accounted for under our agreement.

Operator:	Our next question comes from Ashley Armstrong with MergerMarket.

Ashley Armstrong:	Hi, just asking in regards the kind of (inaudible) table, do you think that at 42 days you’d have to accept some kind of ironclad agreement that you’d be willing to do divestitures to get this ahead and get it through regulatory approval?

Jeff Sprecher:	This is Jeff. Let me start by saying I think the European piece that we would be touching, which is the Liffe business, is something that number one, would likely be dealt with by the British antitrust people of the Office of Fair Trade. We’ve had experience working with them before on structuring deals and I think this one is pretty clean and pretty self evident that it would increase competition, particularly versus the other deal that’s on the table.

And as I said before, with respect to antitrust we one, obviously have experienced advice coming to us in terms of how to approach this and we would not have entered into this agreement without having a degree of comfort that we had a path to closure. As I said, we have spoken to many regulators and now that we are public with our bid, we’ll continue those discussions in a more fulsome way.

Operator:	Our next question comes from Christina Peterson with Dow Jones.

Christina Peterson:	Hi, I was interested in the statement that you would be consolidating all the markets into a single data center. Would that entail closing the NYSE data centers at Mahwah and Basildon?

NASDAQ & ICE - US Media

Moderator: TBD

4/1/2011 - 10:00 AM ET

Confirmation # 56990088

Jeff Sprecher:	Well, it would certainly involve closing a data center. And as we said before, we haven’t done any diligence, so it’s impossible for us to know which one would be the right candidate at this point.

Christina Peterson:	Okay.

Operator:	Our next question comes from the line of Martine Wolzak with Deutsche Financial Daily.

Martine Wolzak:	I’d like to know where the Dutch equity options business is going to land. It’s part of Liffe, but is it going to NASDAQ or to ICE?

Jeff Sprecher:	The way — this is Jeff at ICE. The way we’ve structured the deal between us right now is that I would take all of the Liffe businesses, which would include the equity options businesses that are attached to Liffe.

Operator:	And next on the line we have Jonathan Spicer with Reuters.

Jonathan Spicer:	Oh hi again. Just I know we’ve touched on this a little bit this morning, but this idea of layoffs in the New York area, it just seems like a potentially hot political topic. What kind of layoffs do you anticipate here? I guess this is a question for Bob. And in order to achieve these synergies?

Bob Greifeld:	Well, I think it’s a positive political topic, because one this transaction doesn’t have a dual equity headquarters. The headquarters is in New York City. This will clearly be a direct benefit for the New York City a financial center and when you look at the benefit to the financial center it’s impact on jobs in the area is quite substantial, and obviously these jobs are well paying jobs. So this is about ensuring that New York is a financial center, ensuring that we have continued job growth in New York City and it certainly is the best option to make sure we retain our status.

Jeff Sprecher:	Jonathan, I made some comments in my prepared remarks on our shareholder call this morning that I wrote and genuinely believe, which is job creation is really facilitated by strong capital markets. And where other countries have been able to put together strong capital markets over the last, let’s say 10 years, the US has really in my mind been going the wrong way.

So there’s a bigger issue here, which is can the US itself bring back this fragmented system that we have in place so that we can bring confidence back to the equity markets and attract capital back to the United States and build jobs? And that so overwhelms whatever small changes may happen in the course of mergers, which by the way will happen in the course of any of the proposed mergers, that I think it’s a fact that shouldn’t be overlooked.

Operator:	Our next question is a follow-up from Hal Weitzman with Financial Times.

Hal Weitzman:	Jeff, with all due respect, you might be in danger of getting a bit of a reputation as a kind of corporate marriage wrecker, given what happened with the Board of Trades and now this.

What happened last time you made that audacious bid and it didn’t work? What did you learn then that might help you make this deal successful?

NASDAQ & ICE - US Media

Moderator: TBD

4/1/2011 - 10:00 AM ET

Confirmation # 56990088

Jeff Sprecher:	Well thanks for the question. A couple of things. First of all, my company emerged from that process as a better company. And you can look at the performance of my company, both prior to that bid and after that bid, and you can see it in the data. By the way we handled ourselves and the way we ultimately changed the market by forcing others to do things that we weren’t prepared to do, we benefited in a better way. So I don’t consider that we were a loser in that. We did not end up with the ownership of the Chicago Board of Trade, but we certainly came out of that a much better company.

So in thinking about this potential, there are a couple of major differences that we can see. Number one, we were a small upstart Company going against a 100-plus year old CME that had a much deeper balance sheet and a much more known track record. And that was able to win the day.

In this case, the merger that we’re proposing is about who can take more costs out of the business. We were in a situation where the Board of Directors and management of New York Stock Exchange have said publicly that they need to take costs out of their business and find scale in order to be going forward a more globally relevant Company. And if that is what their mission is, we can look at that and Bob and I have engineered a deal that does that much better. So we’re not a young upstart anymore, we’re not the underdog. We’re somebody that has a proven track record.

The last thing I would say to you is that — and it’s been mentioned in at least one or more books about the Chicago Board of Trade deal, which is ultimately it comes down to what the shareholders want to do. And the shareholders were the ones that ultimately made the decision not to go with the ICE proposal. And intuitively I knew that, but boy really learned it. So we will make sure that as we go forward that all of our shareholders collectively really understand the offer so that they can make an informed choice. Because ultimately it’s their choice to make.

Bob Greifeld:	And I’ll just add one thing, and one of the reasons we’re attracted to partner with ICE and Jeff in particular is that he has shown financial discipline in those transactions and that’s core to our being. And we’re about delivering results to shareholders, we have that as common cultural identities. And clearly these assets have a certain value and we’re not going to go beyond that disciplined approach.

Operator:	Our next question comes from Jacob Bunge with Dow Jones.

Jacob Bunge:	Hey, guys. As part of the partnership that you’ve struck here in this deal, I just want to know if there was the potential there that to drag CME back into it? Could they come in, Bob, and say top ICE’s portion of the Liffe business? Like if they launched like their own mini counter bid for the Liffe business?

Bob Greifeld:	No. We have partnered with ICE. We’re together with ICE on this bid as I said through the comments and you heard Jeff say. We are, when you look at the exchange space we have been the two entrepreneurial exchanges. We actually deliver on what we say. We tend to deliver ahead of time and this is the right partnership.

Jeff Sprecher:

By the way, let me just say that Bob’s been incredibly gracious to me, but one of the things that I’ve learned in this deal is how amazingly well Bob and his team have built the NASDAQ in what has been an unbelievably difficult environment particularly in the US cash equities space and now increasingly global cash equity space. As regulators seek to interject more competition without necessarily thinking about the repercussions that it has

NASDAQ & ICE - US Media

Moderator: TBD

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Confirmation # 56990088

on fractured liquidity and events that have led ultimately in the US to the flash crash. So I mean they have amazing performance and that came out in our joint conversations on how we would approach this bid. And I think it’s why we’re really honored and thrilled to be partners.

Operator:	Our next question comes from Doug Cameron with Dow Jones.

Doug Cameron:	Hi, everyone. What sort of degree of comfort have you received from your sort of chats with lawmakers and regulators that make you feel so certain that this can be approved in the USA? And kind of linked to this, or linked to that, could this deal have happened without Dodd-Frank and way it’s changed the derivatives landscape in the US?

Jeff Sprecher:	Let me start, Doug. It’s Jeff. We’ve had informal conversations. Obviously regulators can’t take actions or fully consider a matter until they have had all the facts put in front of them. But like any prudent manager we’ve made sure that we’ve laid the groundwork and as you well know the press has gotten wind of this deal and known about it for a while, so created a backdrop for us to have informal conversations without breaching our fiduciary duties.

And I don’t know. I guess I’ll let you speak to (inaudible).

Bob Greifeld:	Yes, well I would say one is we have certainly not used words like certain. What we’ve spoken to are the facts. All right? It’s a global listing market. Two, is this is a business that is tightly regulated. There is no way to put random price increases in without close scrutiny, one from the public and two from the SEC. And three, there is very little barrier to entry and we saw BATS coming into the space just this week. So these are all factors that obviously go into our calculus.

Operator:	Our next question comes from Jeremy Grant with Financial Times.

Jeremy Grant:	Hi, guys.

Jeff Sprecher:	How are you doing?

Jeremy Grant:	Good, thank you. Jeff, you talked about getting into interest rate swaps in Europe I think as part of the Liffe piece of this.

Jeff Sprecher:	Right.

Jeremy Grant:	Would you do the same in the US because this is obviously a global business and obviously with the IDCG clearing piece of it, which NASDAQ brings to it. How would this all work?

Jeff Sprecher:	Well, while Bob and I are partners we still are ferocious competitors on a global scale with one another and with a lot of mutual respect. So under the proposal, Jeremy, ICE would be acquiring the new New York portfolio clearing company as well as the Liffe US exchange business, which has gotten off to a very good start here I would say in complimenting the teams there. And so ultimately we would use that as again part of a global platform for clearing over the counter swaps. And in that regard we would be competing with IDCG and others for that opportunity.

NASDAQ & ICE - US Media

Moderator: TBD

4/1/2011 - 10:00 AM ET

Confirmation # 56990088

That certainly was a big area of discussion between Bob and I because we both see the same opportunity. And ultimately though however, in the interest of putting the most compelling bid on the table for the common shareholders, we agreed that how — who would take what piece. And in this case I’ll take those US pieces that I mentioned.

Operator:	And our last question will come from Jim Carruth with JLN News.

Jim Carruth:	Hi, guys. Just a quick follow-up to Jeremy’s question a little bit. If you look at Liffe in Europe, they have a nice suite of interest rate contracts. And Jeff, I just wanted to get your thoughts about how that would ultimately fold into the overall business. And is that really kind of the — some of the gems in that derivative space?

Jeff Sprecher:	Yes, certainly. They’ve got an amazing complex, obviously had it for decades. And my sense is that ICE does not have any natural way into the interest rate business. It’s why you’ve seen us try to do creative things, including our bid for the Chicago Board of Trade years ago to get into that space. If we enter that space, we wanted to enter it in an appropriate way that can ensure success.

You might also be interested, although you didn’t ask, that under our proposal NASDAQ would be acquiring the BlueNext business in Europe.

Operator:	I’m showing no further questions in the queue and I’d like to turn it over to our speakers for any closing remarks.

Bob Greifeld:	Well, I would just say again thank you for your time today and as we’ve said this is an exciting opportunity that we had not planned for. We’re both well positioned to be opportunistic, based upon the cap on successful execution of our business plans. We have a partner here in ICE that has proven they can deliver. We have proven that we can and this will be a benefit to customers, to shareholders, and to stakeholders.

Jeff Sprecher:	And let me reiterate, if you weren’t on our earlier call that I know in fact that when we do things like this it puts a burden on people like you on the call to stay on top of this story, that it may take away some late hours and some weekend time. So appreciate your coverage and look forward to working with you as the story unfolds.

Operator:	Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program, you may all disconnect. Everyone have a great day.